Exhibit 99.6

Meihua International Medical Technologies Co., Ltd.

Announces Initial $6 Million Tranche of Potential $50.5 Million Maximum Offering

YANGZHOU, China, December 28, 2023 /PRNewswire/ -- Meihua International Medical Technologies Co., Ltd. (“MHUA” or the “Company”) (NASDAQ: MHUA), a reputable manufacturer and provider of Class I, II and III disposable medical devices with operating subsidiaries in China, announced today that it has entered into a securities purchase agreement with institutional investors (the “Investors”) to issue and sell an initial $6 million tranche in the offering of up to $50.5 million of its securities.

Under the terms of the securities purchase agreement, the Company agreed to issue 7% Original Issue Discount Senior Convertible Promissory Notes (the “Notes”) to the Investors, with $6 million in aggregate principal amount of Notes being issued in this initial tranche in a registered direct offering (the “Initial Notes”). The Notes, which do not bear interest unless they fall into default, are automatically and optionally redeemable upon the occurrence of certain events specified in the Notes, will mature 364-days after issuance and will be convertible into the Company’s ordinary shares at an initial conversion price equal to $2.738 per share, subject to 4.99% beneficial ownership limitations and which interest rate and price are subject to adjustment as further specified in the Notes. The Notes will be repayable in cash upon maturity, if the Notes haven’t been fully converted prior to such time. The offering is subject to customary closing conditions. The Investors will also receive five-year ordinary share purchase warrants exercisable for a number of ordinary shares equal to 50% of the number obtained from dividing each Note’s principal amount by the VWAP of the ordinary shares on the date of such securities purchase agreement, at an initial exercise price equal to $2.9869 per share, subject to adjustment and 4.99% beneficial ownership limitations. The warrants issued in connection with the Initial Notes will be issued in a concurrent private placement.

Maxim Group LLC is acting as the sole placement agent for each of the offerings.

The Initial Notes and the ordinary shares issuable upon conversion of the Initial Notes are being sold pursuant to a shelf registration statement on Form F-3 (File No. 333-274194), initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 24, 2023, amended on September 25, 2023 and September 29, 2023 and declared effective on September 29, 2023. Such securities are being offered only by means of a prospectus supplement to such registration statement. Such prospectus supplement and accompanying prospectus relating to and describing the terms of the registered direct offering will be filed with the SEC. When available, copies of such prospectus supplement and accompanying prospectus may be obtained at the SEC’s website www.sec.gov or by contacting Maxim Group LLC, 300 Park Avenue, 16th Floor, New York, NY 10022, at 212-895-3745.

Subject to the satisfaction of certain conditions, including an Investor holding an outstanding Note with a principal amount below $500,000, additional tranches of funding may occur, for up to an aggregate amount of up to $50,500,000. In conjunction with each additional closing, the Investor will be entitled to receive an additional warrant exercisable for ordinary shares equal to 50% of the number obtained from dividing the principal amount of the Note by the VWAP on the trading day immediately prior to such subsequent closing. In addition, the Note holders will have the right to participate in the Company’s subsequent financings and offerings, subject to certain limitations. The Company has also agreed, pursuant to a registration rights agreement with the Investors, to within 60 days of the initial closing, file a registration statement registering (i) the resale of the ordinary shares issuable upon the exercise of the warrants issued in connection with the Initial Notes, and (ii) the issuance of all subsequent issuances of Notes, accompanying warrants and ordinary shares underlying such Notes and warrants.

This press release does not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

The Company plans to use the proceeds from this financing for general working capital purposes.

About Meihua International Medical Technologies Co., Ltd.

Meihua International Medical Technologies is a reputable manufacturer and provider of Class I, II and III disposable medical devices with operating subsidiaries in China. The Company manufactures and sells Class I disposable medical devices, such as HDPE bottles for tablets and LDPE bottles for eye drops, throat strips, and anal bags, and Class II and III disposable medical devices, such as disposable identification bracelets, gynecological examination kits, inspection kits, surgical kits, medical brushes, medical dressing, medical catheters, uterine tissue suction tables, virus sampling tubes, disposable infusion pumps, electronic pumps and anesthesia puncture kits, among other products which are sold under Meihua’s own brands and are also sourced and distributed from other manufacturers. The Company has received an international “CE” certification and ISO 13485 system certification and has also registered with the FDA (registration number: 3006554788) for over 20 Class I products. The Company has served hospitals, pharmacies, medical institutions and medical equipment companies for more than 30 years, providing over 1,000 types of products for domestic sales, as well as over 120 products which are exported to more than 30 countries internationally across Europe, North America, South America, Asia, Africa and Oceania. For more information, please visit www.meihuamed.com.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s ability to achieve its goals and strategies, and its ability to raise funds pursuant to such securities purchase agreement described above, the Company’s future business development and plans of future business development, including its ability to successfully develop robotic assisted surgery systems and obtain licensure and certification for such systems, financial conditions and results of operations, product and service demand and acceptance, reputation and brand, the impact of competition and pricing, changes in technology, government regulations, fluctuations in general economic and business conditions in China, and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission (“SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, including under the section entitled “Risk Factors” in its annual report on Form 20-F, as amended, filed with the SEC on August 29, 2023, as well as its current reports on Form 6-K and other filings, all of which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Janice Wang

Wealth Financial Services LLC

Phone:

+86 13811768599

+1 628 283 9214

Email: services@wealthfsllc.com

SOURCE Meihua International Medical Technologies Co., Ltd.